Exhibit 99.1

ENERFLEX LTD. PROVIDES FULL-YEAR 2023 UPDATE AND PRELIMINARY OUTLOOK FOR 2024

REPAID APPROXIMATELY US$120 MILLION OF DEBT DURING Q4 2023

PRELIMINARY OUTLOOK FOR 2024 REFLECTS STRONG DEMAND ACROSS BUSINESS UNITS AND GEOGRAPHIC REGIONS

DISCIPLINED CAPITAL PROGRAM IN 2024, PRIORITIZING DEBT REDUCTION AND LOWERING NET FINANCE COSTS

NEWS RELEASE

CALGARY, Alberta, January 16, 2024 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) today is providing a full-year 2023 update and its preliminary financial and operational outlook for 2024.

FULL-YEAR 2023 UPDATE

Based on our preliminary review of unaudited results, Enerflex estimates 2023 capital expenditures of approximately US$110 million, below our guidance range of US$120 million to US$140 million, as we prioritized debt reduction to lower net financing costs. As at December 31, 2023, Enerflex’s net debt1 balance was less than US$900 million, which reflects gross debt repayments of approximately US$120 million during the fourth quarter.

OUTLOOK

Enerflex’s preliminary outlook for 2024 reflects strong demand across our business units and geographic regions. The company is focused on generating free cash flow and further improving our financial flexibility.

Operating results in 2024 will be underpinned by the highly contracted Energy Infrastructure product line and the recurring nature of After-market Services, which together are expected to account for 55% to 65% of our gross margin before depreciation and amortization2. Complementing Enerflex’s recurring revenue businesses is the Engineered Systems product line, which carried a backlog of approximately CAD$1.5 billion (US$1.1 billion) as at December 31, 2023 and is expected to benefit from increasing natural gas production in our core regions. The Company expects the majority of its backlog to convert into revenue over the next 12 months.

Enerflex is targeting a disciplined capital program in 2024, with total capital expenditures of US$90 million to US$110 million. This includes a total of approximately US$70 million for maintenance and PP&E capital expenditures. Investing to expand our Energy Infrastructure business in 2024 is discretionary and will be allocated to customer supported opportunities that are expected to generate attractive returns and deliver value to Enerflex shareholders.

[1]	The Company defines net debt as short- and long-term debt less cash and cash equivalents at period end.
[2]

Non-IFRS measure that is not a standardized measure under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar non-IFRS measures disclosed by other issuers. Refer to “Non-IFRS Measures” of this news release for the most directly comparable financial measure disclosed in Enerflex’s current financial statements to which such non-IFRS measure relates.

Providing meaningful shareholder returns, including a sustainable dividend, continues to be a priority for Enerflex. We recognize this has been impacted in the near-term by increased leverage and interest expense. Enerflex will continue to focus on debt reduction and lowering net finance costs in 2024, which will improve our ability to provide shareholder returns over the medium and long-term. We continue to evaluate our target long-term capital structure and capital allocation parameters and expect to provide more clarity in the coming months.

Long-term fundamentals for natural gas are robust, given its critical role in supporting global decarbonization efforts and future economic growth. Enerflex is poised for long-term growth as it continues to capitalize on the growing demand for low-carbon solutions through its vertically integrated natural gas, produced water and energy transition offerings.

FOURTH QUARTER AND YEAR-END 2023 RESULTS

Enerflex plans to release its financial results and operating highlights for the three months and year ended December 31, 2023 after markets close on Wednesday, February 28, 2024. Results will be communicated by news release and will be available on the Company’s website at www.enerflex.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Investors, analysts, members of the media, and other interested parties, are invited to participate in a conference call and audio webcast on Thursday, February 29, 2024 at 8:00 a.m. (MST), where members of senior management will discuss the Company’s results. A question-and-answer period will follow.

To participate, register at https://register.vevent.com/register/BI222e9b07c1cd49bf83196efe5ae1976c. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The audio webcast of the conference call will be available on the Enerflex website at www.enerflex.com under the Investors section or can be accessed directly at https://edge.media-server.com/mmc/p/c68of9ho.

NON-IFRS MEASURES

Throughout this news release and other materials disclosed by the Company, Enerflex employs certain measures to analyze its financial performance, financial position, and cash flows, including net debt to EBITDA ratio and bank-adjusted net debt to EBITDA ratio. These non-IFRS measures are not standardized financial measures under IFRS and may not be comparable to similar financial measures disclosed by other issuers. Accordingly, non-IFRS measures should not be considered more meaningful than generally accepted accounting principles measures as indicators of Enerflex’s performance. Refer to “Non-IFRS Measures” of Enerflex’s MD&A for the three and nine months ended September 30, 2023, information from which is incorporated by reference into this news release and can be accessed on Enerflex’s website at www.enerflex.com and under Enerflex’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION

Gross margin before depreciation and amortization is a non-IFRS measure defined as gross margin excluding the impact of depreciation and amortization. The historical costs of assets may differ if they were acquired through acquisition or constructed, resulting in differing depreciation. Gross margin before depreciation and amortization is useful to present operating performance of the business before the impact of depreciation and amortization that may not be comparable across assets.

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ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “forward-looking information and statements”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking information and statements. The use of any of the words “future”, “continue”, “estimate”, “expect”, “may”, “will”, “could”, “believe”, “predict”, “potential”, “objective”, and similar expressions, are intended to identify forward-looking information and statements. In particular, this news release includes (without limitation) forward-looking information and statements pertaining to: expectations as to continued robust demand for natural gas; the priorities of debt reduction and lowering net finance costs in 2024 which will improve the ability to deliver shareholder returns and the timing associated therewith; the Company’s expectations that 2023 capital expenditures will be below the previously issued guidance range; all disclosures provided under the heading “Outlook” including: (i) the expectation that 55% to 65% of gross margin before depreciation and amortization for 2024 will be derived from the Energy Infrastructure and After-market Services product lines; (ii) expectations that the Engineered Systems product line will benefit from increasing natural gas production; (iii) the disciplined 2024 capital program including total capital expenditures of between US$90 million to US$110 million (including a total of approximately US$70 million for maintenance and PP&E capital expenditures); (iv) expectations that a majority of the backlog will convert to revenue over the next 12 months; (v) expectations that the investing to expand our Energy Infrastructure business in 2024 will be discretionary and such investing will generate attractive returns and deliver value to shareholders; and (vi) the ability to capitalize on the growing demand for low-carbon solutions; and the timing associated with the release of the Company’s financial results and operating highlights for the three months and year ended December 31, 2023.

All forward-looking information and statements in this news release are subject to important risks, uncertainties, and assumptions, which may affect Enerflex’s operations, including, without limitation: the impact of economic conditions; the markets in which Enerflex’s products and services are used; general industry conditions; the ability to successfully continue to integrate Exterran and the timing and costs associated therewith; changes to, and introduction of new, governmental regulations, laws, and income taxes; increased competition; insufficient funds to support capital investments; availability of qualified personnel or management; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, these statements, including but not limited to: the ability of Enerflex to realize the anticipated benefits of, and synergies from, the acquisition of Exterran and the timing and quantum thereof; potential undisclosed liabilities associated with Exterran which were not identified during the due diligence process; the interpretation and treatment of the transaction to acquire Exterran by applicable tax authorities; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate the integrated business; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading “Risk Factors” in Enerflex’s Annual Information Form for the year ended December 31, 2022 accessible on SEDAR+; in Enerflex’s management’s discussion and analysis for the year ended December 31, 2022 accessible on SEDAR+; and in Enerflex’s Management Information Circular dated September 8, 2022, and in the Proxy Statement of Exterran and Prospectus of Enerflex dated September 12, 2022, accessible on SEDAR+ and EDGAR, respectively.

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Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. The forward-looking information and statements included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information and statements, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

The outlook provided in this news release is based on assumptions about future events, including economic conditions and proposed courses of action, based on Management’s assessment of the relevant information currently available. The outlook is based on the same assumptions and risk factors set forth above and is based on the Company’s historical results of operations. The outlook set forth in this news release was approved by Management and the Board of Directors. Management believes that the prospective financial information set forth in this news release has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments, and represents the Company’s expected course of action in developing and executing its business strategy relating to its business operations. The prospective financial information set forth in this news release should not be relied on as necessarily indicative of future results. Actual results may vary, and such variance may be material.

ABOUT ENERFLEX

Transforming Energy for a Sustainable Future. Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, delivering natural gas processing, compression, power generation, refrigeration, cryogenic, and produced water solutions.

Headquartered in Calgary, Alberta, Canada, Enerflex, its subsidiaries, and interests in associates and joint ventures, operate in over 85 locations in: Canada, the United States, Argentina, Bolivia, Brazil, Colombia, Mexico, Peru, the United Kingdom, the Netherlands, the United Arab Emirates, Bahrain, Oman, Egypt, Kuwait, India, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, Indonesia, and Thailand.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter

President and Chief Executive Officer

E-mail: MRossiter@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Investor Relations

E-mail: JFetterly@enerflex.com

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